

August 29, 2007

Julie Green, Esq.
Salem & Green,
A Professional Corporation
1601 Sacramento, CA 95815

Re: **JCM Partners, LLC**
SC 13E-3 filed May 30, 2007, as amended
File No. 5-81907

PRE 14A filed May 30, 2007, as amended
File No. 0-15708

Dear Ms. Green:

We have reviewed your filing and have the following comments.

PRE 14A

1. Please delete the statement that "the SEC viewed common securities of the same issuer that carry different voting rights as distinct classes of securities." In the alternative, please revise to clarify that this is Ms. Ing's opinion.

2. We reissue prior comment 8. Please explain the methodology approved by the bankruptcy court. In addition, please explain how the "maximum price at which the company would have been willing to purchase units" was determined. Further, please provide the information required by Item 1015 of Regulation M-A with respect to the appraisal and file the report as an exhibit pursuant to Item 1016 of Regulation M-A.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a

August 29, 2007

cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3345 if you have questions or comments..

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions